EXHIBIT 23.1


                         Consent of Independent Auditors


The Board of Directors
Imatron Inc.:



We consent to incorporation by reference in the registration statements (File Nos. 333-11515, 333-6749, 333-3529, 333-647, 33-63123 and 333-51963 on Form S-3
and File Nos. 333-15081,  333-9989,  222-61179,  33-71786,  33-66992,  33-66952,
33-40391, 33-28662 and 33-26833 on Form S-8) of Imatron Inc. of our report dated February 12, 1998, relating to the consolidated balance sheets of Imatron Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and the related schedule, which report appears in the December 31, 1998, annual report on Form 10-K of Imatron Inc.




KPMG LLP


San Francisco, California
March 31, 1999